For immediate release	Exhibit No. 99.1

FAIRMONT CONFIRMS MAILING OF INFORMATION CIRCULAR

TORONTO, March 21, 2006 – Fairmont Hotels & Resorts Inc. (“Fairmont”) (TSX/NYSE: FHR) confirmed today that it has mailed an Information Circular relating to the special meeting of Fairmont shareholders scheduled for April 18, 2006. As previously announced, the special meeting has been convened in connection with the proposed acquisition of all of Fairmont’s common shares by an affiliate of Kingdom Hotels International and Colony Capital. The Information Circular is available on Fairmont’s investor website at www.fairmontinvestor.com, on the Canadian SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov.

About Fairmont Hotels & Resorts Inc.

FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 87 luxury and first-class properties with more than 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Emma Thompson
Investor Relations
Fairmont Hotels & Resorts Inc.
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com